Exhibit 99.1

500.com Entered into Framework Agreement in Respect of the Purchase of Sports Lottery Terminals

SHENZHEN, China, May 2, 2018 /PRNewswire/ -- 500.com Limited (WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today announced that a wholly-owned subsidiary of the Company entered into a framework agreement (the “Framework Agreement”) with Loto Interactive Information Technology (Shenzhen) Limited (“Loto Shenzhen” and together with the Company, the “Purchasers”), a wholly-owned subsidiary of Loto Interactive Limited, a company listed on the Hong Kong Stock Exchange (stock code: 8198) and 40.65% owned by the Company and Shenzhen General Lottery Technology Co., Ltd. (“Shenzhen GenLot”), a subsidiary of Telling Telecommunication Holding Co., Ltd, a company listed on the Shenzhen Stock Exchange (stock code: 000829) on May 2, 2018. Pursuant to the Framework Agreement, Shenzhen GenLot will supply sports lottery terminals (“Lottery Terminals”) approved by the China Sports Lottery Administration Centre (“CSLA”) to the Purchasers for onward sales and distribution in the PRC; and Shenzhen GenLot shall provide maintenance services for the Lottery Terminals supplied during warranty period. The term of the Framework Agreement is five years. Under the Framework Agreement, the Purchasers intend to purchase up to 10,000 units of Lottery Terminals in total from Shenzhen GenLot pursuant to separately executed purchase agreements. The Purchasers have already placed an order to purchase 1,000 units of Lottery Terminals.

About 500.com Limited

500.com Limited (WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information, please contact:

500.com Limited
ir@500.com

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
Email: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-408-614-3004
Email: lbergmap@ChristensenIR.com